FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 22, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                            No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                            No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION (unaudited)
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures

		1st quarter(1)

		2004	2003

	Net income	726	521 (2)
	(in millions of euros)

	Earnings per share (3)	0.82	0.59
	(in euros)

	Net cash from operating and investing activities	(1,191)	(1,137)
	(in millions of euros)
therein:	Net cash used in operating activities	(597)	(685)
	Net cash (used in) provided by investing activities	(594)	(452)
	Supplemental contributions to pension trusts (included in net cash from operating activities)	(1,255)	(442)

	Group profit from Operations	1,361	1,097
	(in millions of euros)

	New orders	20,490	20,145
	(in millions of euros)

	Sales	18,329	18,845
	(in millions of euros)

	December 31, 2003	September 30, 2003

Employees (in thousands)	414	417
Germany	167	170
International	247	247

(1)	October 1 — December 31, 2003 and 2002, respectively
(2)	Includes a positive effect of €36 million (or €0.04 per share) due to the adoption of SFAS 143, Accounting for Asset Retirement Obligations on October 1, 2002
(3)	Earnings per share — basic

Note: Beginning with the second quarter of fiscal 2003, Siemens replaced the term “EBIT from Operations” with “Group profit from Operations.” This change and other terminology updates are explained on Siemens’s website (www.siemens.com/investor_relations) on the page “Terminology Update”. “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Press Presse Prensa For the business and financial press Munich, January 22, 2004

Siemens in the first quarter (October 1, 2003 to December 31, 2003) of fiscal 2004

•	Net income was €726 million, up 39% from the first fiscal quarter a year earlier.

•	Group profit from Operations rose 24%, to €1.361 billion, on improved earnings at most of Siemens’ Groups.

•	Orders of €20.490 billion were up 2% and sales of €18.329 billion were down 3% compared to the first quarter a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 6% and sales were up 2%.

•	Net cash from operating and investing activities was €64 million, before supplemental cash contributions to Siemens pension plans totaling €1.255 billion. Including these contributions, net cash was a negative €1.191 billion.

•	After the close of the first quarter, Siemens sold 150 million shares of Infineon Technologies AG, representing 20.8% of the outstanding shares of Infineon. With this transaction, Siemens’ ownership interest in Infineon declined to 18.9%.

For the first quarter ended December 31, 2003, Siemens reported net income of €726 million and basic earnings per share of €0.82, up strongly from €521 million and €0.59 in the first quarter a year earlier. A majority of Siemens Groups achieved double-digit earnings growth year-over-year, boosting Group profit from Operations to €1.361 billion compared to €1.097 billion in the first quarter a year ago. Information and Communication Networks (ICN) and Information and Communication Mobile (ICM) achieved particularly strong profit improvements. Medical Solutions (Med), Power Generation (PG), Automation and Drives (A&D), Siemens VDO Automotive (SV), and Osram continued to deliver substantial profits.

First-quarter orders were €20.490 billion, up 6% year-over-year excluding currency translation effects and the net effect of acquisitions and dispositions (i.e., on a comparable basis). First-quarter sales of €18.329 billion were 2% higher year-over-year on a comparable basis. Including currency and portfolio effects, orders grew 2% and sales came within 3% of prior-year levels.

“I am very satisfied with our first-quarter results, which confirm the overall outlook we provided in November regarding earnings and revenues,” said Siemens CEO Heinrich v. Pierer. “I am particularly pleased that on a currency-adjusted basis we are again showing growth. At a macroeconomic level, however, I am concerned that further strengthening of the euro against the dollar could have potential adverse effects on the competitiveness of European industry.”

After supplemental cash contributions to Siemens pension plans totaling €1.255 billion, net cash from operating and investing activities was a negative €1.191 billion. While this is comparable to a negative €1.137 billion in the first quarter a year earlier, supplemental pension contributions in that period were €442 million. Excluding supplemental pension contributions, first-quarter net cash from operating and investing activities improved substantially year-over-year, from a negative €695 million to a positive €64 million. This improvement reflects both working capital management and ongoing positive effects from Corporate Treasury activities relating to intracompany financing activities.

Operations in the first quarter of fiscal 2004

Information and Communications

Information and Communication Networks (ICN)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	51	(151)
Group profit margin	3.0%	(8.4)%

Sales	1,700	1,804	(6)%	(2)%
New orders	1,849	1,940	(5)%	0%

*Excluding currency translation effects.

ICN achieved a sharp improvement in first-quarter Group profit, reflecting cost structure improvements resulting from its rigorous restructuring efforts in the Enterprise Networks division and the Group’s Carrier Networks and Services business. Enterprise Networks earned €47 million on sales of €870 million, compared to €44 million on €889 million in sales in the prior-year period. ICN’s Carrier Networks and Services business earned €42 million on revenues of €834 million, compared to a loss of €157 million on sales of €914 million in the first quarter a year ago. For ICN overall, first-quarter sales were €1.700 billion and orders were €1.849 billion. On a comparable basis, sales came within 2% of the prior-year level and orders were level year-over-year.

Information and Communication Mobile (ICM)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	123	59	108%
Group profit margin	4.2%	2.1%

Sales	2,957	2,856	4%	6%
New orders	3,022	2,509	20%	23%

*Excluding currency translation effects.

ICM more than doubled its first-quarter Group profit year-over-year, to €123 million, on a sharp earnings improvement at the Mobile Networks division, strong handset sales, and continuing profitability in its cordless products business. Sales of €2.957 billion were up 6%, and orders of €3.022 billion were 23% higher than in the prior-year period, excluding currency translation effects. The Mobile Networks division was in the black, with earnings of €26 million on sales of €1.162 billion compared to a loss of €25 million on sales of €1.199 billion in the first quarter a year earlier. ICM’s Mobile Phones division sold 15.2 million handsets during the seasonally strong Christmas quarter, up from 11.0 million in the same period a year earlier, reflecting improved market conditions. The division contributed €64 million to Group profit on sales of €1.486 billion, compared to €52 million on revenues of €1.309 billion a year earlier. Competitive pressures and a product mix weighted toward lower-priced phones continued to limit average selling price per unit. ICM continues to take measures aimed at streamlining its cost structure and improving profitability.

Siemens Business Services (SBS)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	44	12	267%
Group profit margin	3.6%	0.9%

Sales	1,210	1,267	(4)%	(2)%
New orders	1,399	1,394	0%	2%

*Excluding currency translation effects.

SBS posted a Group profit of €44 million for the first quarter, compared to €12 million in the same period of fiscal 2003. The improvement was due primarily to cost reductions between the periods under review, as first-quarter sales were down 4% year-over-year, to €1.210 billion, and orders of €1.399 billion were nearly unchanged. Market conditions for SBS remained weak, particularly in western Europe, and the Group continues to adjust its staffing requirements accordingly.

Automation & Control

Automation and Drives (A&D)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	221	179	23%
Group profit margin	10.8%	9.0%

Sales	2,050	1,982	3%	7%
New orders	2,200	2,234	(2)%	2%

*Excluding currency translation effects of (5)% and portfolio effects of 1%.

A&D delivered 23% growth in earnings on a 3% rise in sales, posting Group profit of €221 million compared to €179 million in the first quarter a year earlier. As in past quarters, these results reflect operating leverage gained through a combination of higher productivity and lower costs. As market conditions showed signs of improvement, A&D added significant sales gains in the Asia-Pacific region to its established base in Europe and the U.S. First-quarter sales of €2.050 billion rose 7% on a comparable basis, excluding primarily currency translation effects. Orders of €2.200 billion were up 2% on a comparable basis.

Industrial Solutions and Services (I&S)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	15	(33)
Group profit margin	1.5%	(3.6)%

Sales	997	929	7%	11%
New orders	1,129	1,067	6%	10%

*Excluding currency translation effects.

I&S posted Group profit of €15 million, compared to a loss of €33 million in the first quarter a year ago, when I&S took charges of €31 million, primarily for severance. Reflecting improving market conditions, I&S recorded double-digit increases in both sales and orders excluding currency translation effects.

Siemens Dematic (SD)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	(37)	12
Group profit margin	(6.8)%	1.9%

Sales	542	622	(13)%	(7)%
New orders	861	612	41%	46%

*Excluding currency translation effects of (8)%, and portfolio effects of 2% on sales and 3% on orders.

Group profit at SD was a negative €37 million, as the results of a largely concluded internal review of the Group’s project estimates resulted in first-quarter charges of €33 million related to major projects. Sales of €542 million were 7% below the prior-year level on a comparable basis, excluding primarily currency translation effects. In contrast, orders rose sharply, to €861 million, on the strength of a major order in the Middle East.

Siemens Building Technologies (SBT)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	39	43	(9)%
Group profit margin	3.8%	3.6%

Sales	1,040	1,206	(14)%	(1)%
New orders	1,105	1,254	(12)%	1%

*Excluding currency translation effects of (6)% and portfolio effects of (7)%.

SBT posted Group profit of €39 million in the first quarter, compared to €43 million in the same period a year earlier, which included charges for severance. The sale of the Group’s facility management activities in Germany, Switzerland and North America, had a positive net effect on earnings. Sales of €1.040 billion and orders of €1.105 billion were within 1% of prior-year levels on a comparable basis, excluding similar effects from both currency translation and dispositions. SBT continues to streamline its business, with associated effects on earnings anticipated in coming quarters.

Power

Power Generation (PG)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	245	409	(40)%
Group profit margin	12.9%	22.9%

Sales	1,902	1,785	7%	(1)%
New orders	2,676	2,270	18%	9%

*Excluding currency translation effects of (6)%, and portfolio effects of 14% on sales and 15% on orders.

PG was again a top earnings performer for Siemens, with €245 million in Group profit in the first quarter which also includes integration effects associated with the Group’s acquisition of Alstom’s industrial turbine business. For comparison, Group profit of €409 million in the prior-year period benefited from a net gain of €125 million related to project cancellations. PG’s growing services business made a particularly strong contribution to Group profit. Sales at PG rose 7%, to €1.902 billion, reflecting new volume from the Alstom acquisition, negative currency translation effects and lower demand for gas turbines in the U.S. The 18% increase in first-quarter orders year-over-year, to €2.676 billion, was fueled by a major order in Finland, the Alstom acquisition, and contracts in the Middle East.

Power Transmission and Distribution (PTD)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	51	40	28%
Group profit margin	6.2%	5.0%

Sales	820	802	2%	9%
New orders	1,020	1,109	(8)%	(2)%

*Excluding currency translation effects.

PTD achieved a 28% increase in first-quarter earnings, to €51 million from €40 million in the same period a year earlier. The High Voltage division was an especially strong earnings performer. First-quarter sales of €820 million were 9% higher year-over-year excluding currency translation effects. Despite sizable new contract wins, orders of €1.020 billion for the Group as a whole were still 2% lower on a comparable basis than in the same period a year earlier, which included a large order in Australia.

Transportation

Transportation Systems (TS)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	32	68	(53)%
Group profit margin	3.1%	6.3%

Sales	1,049	1,080	(3)%	0%
New orders	1,020	1,100	(7)%	(5)%

*Excluding currency translation effects.

TS recorded Group profit of €32 million in the first quarter, compared to €68 million in the same period a year earlier. The result for the current period reflects continuing higher warranty charges in the Group’s light rail business, which may adversely affect reported earnings in coming quarters and prior-year comparisons. Sales of €1.049 billion were level with the prior-year period, excluding currency translation effects. Orders of €1.020 billion included a major contract in India, but came in below the level a year earlier, which included a number of major contract wins in Europe.

Siemens VDO Automotive (SV)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	100	73	37%
Group profit margin	4.9%	3.4%

Sales	2,039	2,133	(4)%	9%
New orders	2,039	2,133	(4)%	9%

*Excluding currency translation effects of (4)% and portfolio effects of (9)%.

SV achieved a 37% increase in earnings, posting Group profit of €100 million compared to €73 million in the first quarter a year earlier, as productivity initiatives increased the Group’s operating leverage and SV’s onboard infotainment systems business increased its profit year-over-year. First-quarter sales and orders of €2.039 billion rose 9% year-over-year on a comparable basis, excluding primarily the divestiture of SV’s approximately €800 million (annualized) cockpit module business between the two periods under review.

Medical

Medical Solutions (Med)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	327	245	33%
Group profit margin	19.8%	13.4%

Sales	1,648	1,831	(10)%	5%
New orders	1,891	1,958	(3)%	12%

*Excluding currency translation effects of (10)% and portfolio effects of (5)%.

Med posted Group profit of €327 million, compared to €245 million in the first quarter a year earlier. The current period benefited from €116 million in gains from portfolio transactions, primarily the sale of Med’s Life Support Systems (LSS) business. Sales of €1.648 billion were up 5% on a comparable basis, excluding ten percentage points in currency translation effects, the LSS sale, and the contribution of a portion of Med’s remaining electromedical systems business into a joint venture between the periods under review. First-quarter orders of €1.891 billion were up 12% year-over-year on a comparable basis, reflecting continued strong demand for Med’s innovative diagnostic imaging solutions.

Lighting

Osram

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Group profit	109	106	3%
Group profit margin	10.2%	9.4%

Sales	1,073	1,123	(4)%	5%
New orders	1,073	1,123	(4)%	5%

*Excluding currency translation effects.

Osram pushed its Group profit to €109 million from €106 million in the first quarter a year earlier, despite intense competitive pressures in its large U.S. market and somewhat lower sales of €1.073 billion. On a comparable basis sales rose 5%, as Osram expanded its business not only in the relatively high-growth markets of the Asia-Pacific region but also in Europe, the U.S., and Latin America.

Other operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities contributed €41 million in Group profit in the first quarter, up from €35 million in the same period a year earlier.

Corporate items, pensions and eliminations
Corporate items, pensions and eliminations were a negative €357 million in the first quarter, compared to a negative €493 million in the same period a year earlier. Corporate items were the largest factor in the change, at €174 million in the first quarter compared to €260 million in the prior-year period. Within corporate items, Siemens’ equity share of Infineon’s net result for the first quarter was a positive €14 million compared to a negative €17 million in the prior-year period. Centrally carried pension expense also was lower year-over-year, due to the allocation of domestic pension service costs to the Groups, beginning October 1, 2003, partially offset by higher amortization of unrealized pension plan losses. As a result, centrally carried pension expense was €181 million compared to €217 million in the prior-year period.

Financing and Real Estate

Siemens Financial Services (SFS)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Income before income taxes	57	84	(32)%

Sales	132	136	(3)%	4%

*Excluding currency translation effects.

Income before income taxes at SFS was €57 million compared to €84 million in the first quarter a year earlier, as income declined from investments by the Equity division and the Equipment and Sales Financing division took higher provisions against its receivables.

Siemens Real Estate (SRE)

	First quarter ended December 31,

			% Change

(€ in millions)	2003	2002	Actual	Comparable*

Income before income taxes	54	55	(2)%

Sales	385	396	(3)%	(2)%

*Excluding currency translation effects.

Income before income taxes at SRE of €54 million was nearly unchanged year-over-year despite somewhat lower sales.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was a negative €2 million, compared to a positive €73 million in the first quarter a year ago. The difference is due primarily to negative mark-to-market results from interest rate derivative contracts not qualifying for hedge accounting.

Income Statement highlights for the first quarter
Net sales for Siemens worldwide were €18.329 in the first quarter, compared to €18.845 billion in the same period a year earlier. First-quarter net income for Siemens worldwide was €726 million, compared to €521 million last year.

In Operations, net sales were €18.200 billion compared to €18.688 billion a year earlier. First-quarter gross profit margin increased to 29.3%, compared to 27.6% a year ago, driven by improved profitability at a majority of Siemens Groups, partially offset by lower earnings at SD and TS. Research and development expense was nearly unchanged year-over-year, at 6.8% of sales.

Marketing, selling, and general administration expense for the quarter was 18.0% of sales, down from 18.4% in the prior-year period. Other operating income (expense) was €89 million, compared to €197 million in the first quarter of fiscal 2003, when project cancellations at PG resulted in significant net gains. The current period includes gains from portfolio transactions, particularly at Med.

Sales and order trends for the first quarter
Sales in Germany increased 4% to €4.370 billion compared to the same period a year earlier, while orders in Germany for the first quarter of fiscal 2004 decreased 1%, to €4.614 billion. International orders rose 3% year-over-year, to €15.876 billion, and international sales fell 5% year-over-year, to €13.959 billion. On a comparable basis, international sales rose 2% and international orders climbed 9%.

Within international results, first-quarter sales in the U.S. of €3.073 billion were 21% lower compared to the same period a year earlier, and orders of €3.042 billion were 23% lower. Currency translation effects accounted for 15 percentage points of the decline in sales and 16 percentage points in orders. First-quarter orders in Asia-Pacific increased 3% to €2.220 billion and sales decreased 2%, to €2.026 billion. Excluding currency translation effects, orders in the region rose 13% and sales were up 7%.

Liquidity and Balance Sheet highlights for the first quarter
For Siemens worldwide, net cash from operating and investing activities for the first quarter of fiscal 2004 was a negative €1.191 billion, which includes €1.255 billion in supplemental cash contributions to Siemens’ pension plans. Net cash includes a positive net effect from Corporate Treasury, associated with financial instruments used to hedge exposure to fluctuations in foreign exchange rates, particularly with regard to intra-company financing. Within Operations, net cash used by operating activities was €1.177 billion after the supplemental pension contributions, compared to €831 million after €442 million in supplemental cash pension contributions in the prior-year period. Net cash used in investing activities within Operations was €316 million, down from €406 million a year earlier, due primarily to reduced capital expenditures.

Net cash used in financing activities for Siemens worldwide was €474 million compared to net cash used of €995 million in the prior-year period, which included the buyback of notional €500 million of a bond exchangeable into shares of Infineon.

Total assets decreased to €75.371 billion from €77.605 billion at September 30, 2003.

Funding Status of Pension Plans
The funding status of Siemens’ principal pension plans on December 31, 2003 improved significantly compared to the end of the prior fiscal year, with an underfunding of €3.2 billion compared to an underfunding of €5.0 billion at September 30, 2003. The improvement resulted from contributions of approximately €1.5 billion to Siemens’ pension plans, including €1.255 billion in supplemental cash contributions in October 2003. The return on plan assets during the quarter amounted to €579 million. This represents a 14.0% return on an annualized basis, well above the expected annual return of 6.7%. The projected benefit obligation of Siemens’ pension plans decreased by approximately €100 million during the first quarter, as currency translation effects, particularly related to the weakening U.S. dollar, more than offset the net of pension service and interest costs less benefits paid during the quarter.

Economic Value Added
In the first quarter, Economic Value Added (EVA) for Siemens worldwide improved significantly compared to the same period of the prior year.

Subsequent event
After the close of the first quarter of fiscal 2004, Siemens sold 150 million shares of Infineon Technologies AG, representing 20.8% of the outstanding shares of Infineon. With this transaction, Siemens’ ownership interest in Infineon declined to 18.9%. The Company anticipates that, effective February 1, 2004, Siemens’ remaining shares in Infineon will be accounted for as an available for sale security and Siemens’ net income will no longer include an equity share of Infineon’s net income. The share sale is expected to result in a second-quarter pretax gain of approximately €590 million after transaction fees. Due to the reversal of related deferred tax liabilities, the aggregate after tax gain will amount to approximately €800 million.

Note: Siemens CFO Heinz-Joachim Neubürger will hold an English-language telephone conference with analysts on January 22, 2004 at 8:30 a.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan”, “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG Corporate Communications Press Department 80333 Munich	Informationsnummer: AXX200401.25 e Sabine Krömer 80333 München Tel.: +49-89 636-31809; Fax: -32825 E-mail: sabine.kroemer@siemens.com

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for three months ended December 31, 2003 and 2002 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	1,849	1,940	1,570	1,714	130	90	1,700	1,804	51	(151)
Information and Communication Mobile (ICM)	3,022	2,509	2,916	2,828	41	28	2,957	2,856	123	59
Siemens Business Services (SBS)	1,399	1,394	946	974	264	293	1,210	1,267	44	12
Automation and Drives (A&D)	2,200	2,234	1,732	1,683	318	299	2,050	1,982	221	179
Industrial Solutions and Services (I&S)	1,129	1,067	746	729	251	200	997	929	15	(33)
Siemens Dematic (SD)	861	612	512	589	30	33	542	622	(37)	12
Siemens Building Technologies (SBT)	1,105	1,254	1,025	1,155	15	51	1,040	1,206	39	43
Power Generation (PG)	2,676	2,270	1,900	1,767	2	18	1,902	1,785	245	409
Power Transmission and Distribution (PTD)	1,020	1,109	750	757	70	45	820	802	51	40
Transportation Systems (TS)	1,020	1,100	1,043	1,076	6	4	1,049	1,080	32	68
Siemens VDO Automotive (SV)	2,039	2,133	2,037	2,130	2	3	2,039	2,133	100	73
Medical Solutions (Med)	1,891	1,958	1,622	1,815	26	16	1,648	1,831	327	245
Osram	1,073	1,123	1,052	1,118	21	5	1,073	1,123	109	106
Other operations(5)	440	539	278	302	154	187	432	489	41	35

Total Operations Groups	21,724	21,242	18,129	18,637	1,330	1,272	19,459	19,909	1,361	1,097
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,751)	(1,630)	37	33	(1,296)	(1,254)	(1,259)	(1,221)	(357)	(493)
Other interest expense	—	—	—	—	—	—	—	—	(34)	(2)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	19,973	19,612	18,166	18,670	34	18	18,200	18,688	970	602

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	132	136	106	109	26	27	132	136	57	84
Siemens Real Estate (SRE)	385	396	57	65	328	331	385	396	54	55
Eliminations	—	—	—	—	(2)	(4)	(2)	(4)	—	—

Total Financing and Real Estate	517	532	163	174	352	354	515	528	111	139

Eliminations, reclassifications and Corporate Treasury	—	1	—	1	(386)	(372)	(386)	(371)	(2)	73

Siemens worldwide	20,490	20,145	18,329	18,845	—	—	18,329	18,845	1,079	814

[Additional Columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	12/31/03	9/30/03	2004		2003		2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	960	722	(142)		33		36	35	61	111
Information and Communication Mobile (ICM)	1,253	1,367	236		(112)		39	73	82	72
Siemens Business Services (SBS)	466	294	(131)		(101)		35	37	55	61
Automation and Drives (A&D)	1,871	1,925	213		163		53	39	49	55
Industrial Solutions and Services (I&S)	203	167	(32)		(43)		35	12	9	12
Siemens Dematic (SD)	913	877	(105)		(89)		6	9	12	15
Siemens Building Technologies (SBT)	1,468	1,447	26		(36)		14	23	32	35
Power Generation (PG)	1,918	1,712	40		(46)		40	56	43	32
Power Transmission and Distribution (PTD)	794	798	59		58		12	12	15	16
Transportation Systems (TS)	(98)	(252)	(48)		(161)		11	28	13	15
Siemens VDO Automotive (SV)	3,894	3,949	96		(84)		93	180	93	89
Medical Solutions (Med)	3,227	3,128	16		(20)		225	74	45	50
Osram	1,914	2,074	183		145		47	67	63	69
Other operations(5)	1,678	1,515	(59)		(57)		12	8	17	14

Total Operations Groups	20,461	19,723	352		(350)		658	653	589	646
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,629)	(3,781)	(1,845	)(6)	(887	)(6)	(10)	(24)	12	38
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,474	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,306	64,475	(1,493)		(1,237)		648	629	601	684

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,814	8,445	(162)		(157)		58	42	49	54
Siemens Real Estate (SRE)	3,554	3,607	61		50		36	28	49	48
Eliminations	(480)	(465)	(22	)(6)	(50	)(6)	—	—	—	—

Total Financing and Real Estate	11,888	11,587	(123)		(157)		94	70	98	102

Eliminations, reclassifications and Corporate Treasury	177	1,543	425	(6)	257	(6)	—	—	—	—

Siemens worldwide	75,371	77,605	(1,191)		(1,137)		742	699	699	786

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2004	2003	2004	2003	2004	2003	2004	2003

Net sales	18,329	18,845	(386)	(371)	18,200	18,688	515	528
Cost of sales	(12,871)	(13,563)	386	372	(12,861)	(13,535)	(396)	(400)

Gross profit on sales	5,458	5,282	—	1	5,339	5,153	119	128
Research and development expenses	(1,246)	(1,295)	—	—	(1,246)	(1,295)	—	—
Marketing, selling and general administrative expenses	(3,350)	(3,508)	(1)	(1)	(3,285)	(3,436)	(64)	(71)
Other operating income (expense), net	99	215	(18)	(16)	89	197	28	34
Income (loss) from investments in other companies, net	105	4	—	—	92	(18)	13	22
Income (expense) from financial assets and marketable securities, net	(38)	27	(42)	31	16	(10)	(12)	6
Interest income (expenses) of Operations, net	(1)	13	—	—	(1)	13	—	—
Other interest income (expense), net	52	76	59	58	(34)	(2)	27	20

Income (loss) before income taxes	1,079	814	(2)	73	970	602	111	139
Income taxes(1)	(320)	(302)	1	(27)	(288)	(223)	(33)	(52)
Minority interest	(33)	(27)	—	—	(33)	(27)	—	—

Income (loss) before cumulative effect of change in accounting principle	726	485	(1)	46	649	352	78	87
Cumulative effect of change in accounting principle, net of income taxes	—	36	—	—	—	39	—	(3)

Net income (loss)	726	521	(1)	46	649	391	78	84

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.82	0.55
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	0.82	0.59

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.78	0.55
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	0.78	0.59

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2004	2003	2004	2003	2004	2003	2004	2003

Cash flows from operating activities
Net income (loss)	726	521	(1)	46	649	391	78	84
Adjustments to reconcile net income to cash provided
Minority interest	33	27	—	—	33	27	—	—
Amortization, depreciation and impairments	699	786	—	—	601	684	98	102
Deferred taxes	113	22	—	—	102	23	11	(1)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(113)	(27)	—	—	(103)	(13)	(10)	(14)
Losses (gains) on sales of investments, net	3	2	—	—	3	2	—	—
Losses (gains) on sales and impairments of marketable securities, net	(10)	(1)	—	—	(10)	(1)	—	—
Loss (income) from equity investees, net of dividends received	(95)	(33)	—	—	(96)	(17)	1	(16)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(250)	(530)	—	—	(250)	(523)	—	(7)
(Increase) decrease in accounts receivable, net	(221)	(126)	(41)	(33)	(183)	(89)	3	(4)
Increase (decrease) in outstanding balance of receivables sold	(14)	(458)	1	(243)	(15)	(215)	—	—
(Increase) decrease in other current assets	(31)	(164)	(27)	(42)	41	(90)	(45)	(32)
Increase (decrease) in accounts payable	(333)	(574)	(12)	(9)	(307)	(570)	(14)	5
Increase (decrease) in accrued liabilities	209	255	—	—	200	275	9	(20)
Increase (decrease) in other current liabilities	51	(276)	459	296	(447)	(433)	39	(139)
Supplemental contributions to pension trusts	(1,255)	(442)	—	—	(1,255)	(442)	—	—
Change in other assets and liabilities	(109)	333	55	165	(140)	160	(24)	8

Net cash provided by (used in) operating activities	(597)	(685)	434	180	(1,177)	(831)	146	(34)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(490)	(597)	—	—	(398)	(528)	(92)	(69)
Acquisitions, net of cash acquired	(50)	(33)	—	—	(50)	(33)	—	—
Purchases of investments	(202)	(69)	—	—	(200)	(68)	(2)	(1)
Purchases of marketable securities	(17)	(13)	(8)	(11)	(9)	(2)	—	—
Increase in receivables from financing activities	(241)	(53)	(9)	(170)	—	—	(232)	117
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	(1)	243	—	—	1	(243)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	184	235	—	—	129	162	55	73
Proceeds from sales and dispositions of businesses	193	52	—	—	193	52	—	—
Proceeds from sales of marketable securities	29	26	9	15	19	11	1	—

Net cash (used in) provided by investing activities	(594)	(452)	(9)	77	(316)	(406)	(269)	(123)
Cash flows from financing activities
Proceeds from issuance of common stock	1	—	—	—	1	—	—	—
Proceeds from issuance of debt	—	202	—	202	—	—	—	—
Repayment of debt	(265)	(727)	(265)	(727)	—	—	—	—
Change in short-term debt	(184)	(450)	(288)	(455)	111	37	(7)	(32)
Dividends paid to minority shareholders	(26)	(20)	—	—	(26)	(20)	—	—
Intracompany financing	—	—	(1,565)	(1,483)	1,458	1,309	107	174

Net cash (used in) provided by financing activities	(474)	(995)	(2,118)	(2,463)	1,544	1,326	100	142
Effect of exchange rates on cash and cash equivalents	(142)	(119)	(113)	(94)	(27)	(24)	(2)	(1)
Net increase (decrease) in cash and cash equivalents	(1,807)	(2,251)	(1,806)	(2,300)	24	65	(25)	(16)
Cash and cash equivalents at beginning of period	12,149	11,196	11,345	10,269	725	873	79	54

Cash and cash equivalents at end of period	10,342	8,945	9,539	7,969	749	938	54	38

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2003 and September 30, 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	12/31/03	9/30/03	12/31/03	9/30/03	12/31/03	9/30/03	12/31/03	9/30/03

ASSETS
Current assets
Cash and cash equivalents	10,342	12,149	9,539	11,345	749	725	54	79
Marketable securities	661	650	102	101	539	529	20	20
Accounts receivable, net	14,431	14,511	(7)	(9)	10,854	10,894	3,584	3,626
Intracompany receivables	—	—	(10,255)	(10,777)	10,207	10,742	48	35
Inventories, net	10,270	10,366	(5)	(4)	10,189	10,284	86	86
Deferred income taxes	1,009	1,063	50	77	881	909	78	77
Other current assets	5,235	4,750	683	736	3,210	3,143	1,342	871

Total current assets	41,948	43,489	107	1,469	36,629	37,226	5,212	4,794

Long-term investments	6,267	5,992	19	19	5,883	5,636	365	337
Goodwill	6,341	6,501	—	—	6,261	6,421	80	80
Other intangible assets, net	2,207	2,358	—	—	2,189	2,338	18	20
Property, plant and equipment, net	10,289	10,756	1	1	6,753	7,114	3,535	3,641
Deferred income taxes	4,162	4,359	1,082	1,127	3,010	3,165	70	67
Other assets	4,157	4,150	125	131	1,429	1,371	2,603	2,648
Other intracompany receivables	—	—	(1,157)	(1,204)	1,152	1,204	5	—

Total assets	75,371	77,605	177	1,543	63,306	64,475	11,888	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,245	1,745	478	977	646	646	121	122
Accounts payable	7,925	8,404	(9)	4	7,768	8,216	166	184
Intracompany liabilities	—	—	(8,288)	(7,426)	2,312	1,771	5,976	5,655
Accrued liabilities	8,946	8,884	6	6	8,711	8,748	229	130
Deferred income taxes	876	870	(309)	(271)	908	877	277	264
Other current liabilities	11,893	12,125	400	284	11,192	11,578	301	263

Total current liabilities	30,885	32,028	(7,722)	(6,426)	31,537	31,836	7,070	6,618

Long-term debt	11,233	11,433	10,023	10,176	719	748	491	509
Pension plans and similar commitments	4,515	5,843	—	—	4,486	5,813	29	30
Deferred income taxes	502	534	182	182	220	250	100	102
Other accruals and provisions	3,467	3,418	26	21	3,130	3,101	311	296
Other intracompany liabilities	—	—	(2,332)	(2,410)	380	378	1,952	2,032

	50,602	53,256	177	1,543	40,472	42,126	9,953	9,587

Minority interests	606	634	—	—	606	634	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,129,823,179 and 1,129,742,969 shares, respectively Issued: 890,946,511 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,076	5,073
Retained earnings	23,746	23,020
Accumulated other comprehensive income (loss)	(7,244)	(7,051)
Treasury stock, at cost 1,421,672 and 1,184 shares, respectively	(88)	—

Total shareholders’ equity	24,163	23,715	—	—	22,228	21,715	1,935	2,000

Total liabilities and shareholders’ equity	75,371	77,605	177	1,543	63,306	64,475	11,888	11,587

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 22, 2004	/s/ DR. KLAUS PATZAK Name: Dr. Klaus Patzak Title: Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD Name: Daniel Satterfield Title: Director